February 25, 2013

VIA EDGAR

Ed Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Aberdeen Funds

Post-Effective Amendment No. 54 to the Registration Statement Filed on December 11, 2012 (“Amendment No. 54”) and Post-Effective Amendment No. 55 to the Registration Statement Filed on December 21, 2012 (“Amendment No. 55”)

Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Mr. Bartz:

This letter responds to comments on the above-referenced Post-Effective Amendments (collectively, the “Amendments”) that the Staff provided in a telephone conversation with the undersigned on January 23, 2013.  Amendment No. 54 contains the prospectus and Statement of Additional Information (“SAI”) for multiple series of Aberdeen Funds, and Amendment No. 55 contains the prospectus and SAI for a new series of the Registrant, the Aberdeen Latin American Equity Fund (each, a “Fund” and collectively, the “Funds”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendments.

Prospectus Comments Applicable to Multiple Funds

Comment No. 1:                             In the fee table for each Fund, please disclose the maximum deferred sales charge for Class A shares as 1.00%.

Response:                                                                The requested disclosure has been added.

Comment No. 2:                             Please file the expense limitation agreement as an exhibit to the next filing for the Funds.

Response:                                                                The Registrant will file the expense limitation agreement with respect to each Fund as an exhibit to its next filing relating to the Funds.

Comment No. 3:                             The third bullet point of certain Funds’ Principal Strategies states that, among other things, a company or issuer is deemed to be a company or issuer of a particular country or region if

Aberdeen Asset Management Inc.

1735 Market Street, 32nd Floor, Philadelphia PA 19103

Telephone: (215) 405-5700    Fax: (215) 405-2385

Aberdeen Asset Management Inc. is an Investment Adviser registered with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940.  Member of Aberdeen Asset Management Group Companies.

it “alone or on a consolidated basis derives a significant portion of its annual revenue or earnings or assets from goods produced, sales made or services performed” in the country or region.  Please elaborate regarding how “significant portion” is determined.

Response:                                                                A company or issuer would be considered to derive a “significant portion” of its annual revenue from a country or region if the highest concentration of the company’s or issuer’s annual revenue comes from that country or region as measured by Bloomberg.  The Registrant has revised the disclosure in the prospectus to reflect this determination.

Comment No. 4:                             Please move the paragraph regarding the bar chart and table in each Fund’s Performance section to the beginning of the Performance section directly below the Performance heading.

Response:                                                                The requested modification has been made.

Comment No. 5:                             Please remove the last sentence in each Fund’s Purchase and Sale of Fund Shares section out of the Summary, as such disclosure is not permitted or required by Form N-1A.

Response:                                                                The requested deletion has been made.

Comment No. 6:                             For each Fund that discloses “Impact of Large Redemptions and Purchases of Fund Shares” as a principal risk, please explain supplementally why such risk is an appropriate principal risk of each applicable Fund.

Response:                                                                Funds that disclose the above-referenced risk as a principal risk are exposed to the risk of large redemptions or purchases.  For many of these Funds, the impact of such redemptions and purchases is magnified due to the fact that they invest in foreign securities which may trade in different time zones than share transactions of the Fund.

Comment No. 7:                             Each Fund that concentrates its investment strategy in a region or country lists several criteria used to determine whether an issuer is deemed to be located in such country or region.  Please explain why the criteria listed would expose an issuer to the economic risks and fortunes of the particular country or region. Please also explain supplementally why the first, second and fourth bullet points in the Funds’ Principal Strategies section are appropriate.

Response:                                                                In the release adopting Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the Securities and Exchange Commission (“SEC”) provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name.  Each Fund believes that each of the criteria listed in its “Principal Strategies” section is a general indicator that an issuer is tied economically to the applicable country or region, and thus to the economic risks and fortunes of the country or region.

In addition, the release proposing Rule 35d-1 suggested that the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; (ii) securities that are traded principally in a country or region; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region or that have at least 50% of its assets in the country or region.

The first, second and third criteria listed for the above-referenced Funds are consistent with these factors.  In addition, the Registrant believes that the fourth criterion listed in the Funds’ prospectus can be used to determine whether an issuer provides exposure to the economic fortunes and risks of a country or geographic region because the value of the currency of a country is affected by the country’s economic indicators, and securities denominated in or linked to the currency will thereby be exposed to the economic fortunes and risks of the country.

Comment No. 8:                             For each Fund that has an 80% investment policy and invests in derivatives, please explain supplementally how derivatives will be valued for purposes of the Fund’s 80% investment policy.  Please confirm that the Fund will not use the notional value of its derivatives for purposes of the Fund’s 80% investment policy. Please also provide abbreviated disclosure with respect to this explanation in each Fund’s prospectus.

Response:                                                                Each Fund will value its derivatives using mark-to-market value for purposes of its 80% investment policy and will not use the notional value of its derivatives for purposes of such policy.  The Registrant has also revised the disclosure in each applicable Fund’s Principal Strategies section to state that the “market value of the derivative” would be used for purposes of the 80% policy.

Comment No. 9:                             For each fixed income Fund, please provide a maturity policy. If a Fund does not have a maturity policy, please provide supporting disclosure in the Fund’s prospectus.

Response:                                                                For each fixed income Fund that has a maturity policy, the Registrant has added disclosure of such policy.  For each fixed income Fund that does not have a maturity policy, the Registrant has added disclosure stating that the Fund may invest in securities of any maturity.

Comment No. 10:                      For each equity Fund, please provide a market capitalization policy. If a Fund does not have a market capitalization policy, please provide supporting disclosure in the Fund’s prospectus.

Response:                                                                For each equity Fund that has a market capitalization policy, the Registrant has added disclosure of such policy.  For each equity Fund that does not have a market capitalization policy, the Registrant has added disclosure stating that the Fund may invest without regard to market capitalization.

Comment No. 11:                      For the global Funds that invest outside the United States, please elaborate regarding how the Adviser defines “outside the United States” and what types of companies meet the Adviser’s definition, as used in the Principal Strategies section of each applicable Fund.

Response:                                                                Each of the Registrant’s global Funds does not use the term “outside the United States” as a stand-alone term.  The relevant disclosure states that the Funds will invest significantly in issuers “organized or having their principal place of business outside the United States or doing a substantial amount of business outside the United States.”  Accordingly, “outside the United States” is determined based on country of organization, principal place of business or doing a substantial amount of business.

Prospectus Comments Applicable to Specific Funds

Comment No. 12:                      In the fee table for the Aberdeen Equity Long-Short Fund, please label the line item currently labeled “Other Expenses” as “Total Other Expenses.”

Response:                                                                The requested change has been made.

Comment No. 13:                      Please update the 80% investment policy of the Aberdeen Equity Long-Short Fund to reflect long and short equity positions to align with the Fund’s name, as required by Rule 35d-1 under the 1940 Act.

Response:                                                                The Registrant respectfully declines to take this comment, as “long-short” does not suggest that the Fund is investing in a certain type of investment, but rather suggests a particular investment strategy.  Accordingly, the Registrant does not believe that the term “long-short” would be subject to the requirements of Rule 35d-1.

Comment No. 14:                      Please condense the information with respect to Aberdeen Equity Long-Short Fund’s predecessor funds in the Fund’s Performance section.

Response:                                                                Given the Fund’s history, the Registrant believes it is necessary to provide shareholders with information regarding the method pursuant to which the Fund’s performance has been calculated.

Comment No. 15:                      Please elaborate regarding how the Fund defines “business operations in or related to activities in natural resources industries”, as used in the Aberdeen Global Natural Resources Fund’s Principal Strategies section.

Response:                                                                Additional information regarding how the Fund determines whether a company has “business operations in or related to activities in natural resources industries” is described later in the Principal Strategies section.  The Registrant has added “as described below” to the end of the relevant sentence to clarify that such information is disclosed later in the Principal Strategies section.

Comment No. 16:                      Please elaborate regarding how the Adviser categorizes the industry groups, as used in the Aberdeen Global Natural Resources Fund’s Principal Strategies section.

Response:                                                                The industry groups are categorized based on the Adviser’s view of natural resources industries.

Comment No. 17:                      With respect to the Aberdeen Global Natural Resources Fund’s concentration policy, the Fund’s Principal Strategies section includes the first bullet point as “agricultural products”. However, the Fund’s concentration policy, as disclosed in the Fund’s investment restrictions in the SAI, includes a reference to “farming products”. Please use consistent disclosure with respect to the Fund’s concentration policy.

Response:                                                                The above-referenced prospectus disclosure has been changed to “agricultural and farming products,” so that it is not inconsistent with the disclosure in the Fund’s SAI.

Comment No. 18:                      Please explain why “ferrous and nonferrous metals” is an appropriate industry group with respect to the Aberdeen Global Natural Resources Fund’s concentration policy.

Response:                                                                The Registrant believes that ferrous and nonferrous metals are generally viewed as natural resources.

Comment No. 19:                      With respect to the Aberdeen Small Cap Fund’s principal investment strategy, please explain why the Russell 2000© Index is an appropriate basis for defining small-cap companies.

Response:                                                                The Registrant notes that the Russell 2000 Index is characterized as an index that measures the performance of the small-cap segment of the U.S. equity universe.   The Registrant also notes that there are other small-cap funds that use the Russell 2000 Index to define small-cap companies.

Comment No. 20:                      Please move the second clause of the Aberdeen International Equity Fund’s investment objective to the investment strategy portion of the Fund’s Summary.

Response:                                                                The above-referenced investment objective is the investment objective approved by the Registrant’s Board of Trustees for the Fund.  Accordingly, the Registrant respectfully declines to take this comment.

Comment No. 21:                      Please update the Aberdeen Diversified Income Fund’s primary investment objective to reflect income. Please make the Fund’s current investment objective a secondary investment objective of the Fund.

Response:                                                                The Registrant respectfully declines to take the comment to change the Fund’s investment objective, as Rule 35d-1 does not apply to use of the term “income” in a fund name.  In fact, in the Frequently Asked Questions about Rule 35d-1 (“Rule 35d-1 FAQ”) on the Securities and Exchange Commission’s website, the staff of the Division of Investment Management (the “Staff”) stated that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment.”  The term “income” in the Fund’s name is intended to suggest a particular investment strategy, not a particular type of investment.  The “Principal Strategies” section states that “[t]he Fund intends to allocate and reallocate its assets among a range of asset classes in a flexible and dynamic way to capture income from a number of fixed income, equity and other sources.”  In addition, the Fund’s investment objective is “total return,” of which “current income” is an element.  Further, the Staff also stated in the Rule 35d-1 FAQ that “[w]hen used by itself, the term ‘income’ in a fund’s name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment.”  As disclosed in the prospectus, the Fund’s investment objective includes an “emphasis on current income.”

Comment No. 22:                      Please provide an 80% investment policy for the Aberdeen Diversified Alternatives Fund that reflects alternative securities, as required by Rule 35d-1 under the 1940 Act.

Response:                                                                The Registrant does not view the Fund’s name as being subject to the requirements of Rule 35d-1, as it does not believe that “alternative” suggests a certain type of investment.  Therefore, the Registrant respectfully declines to take this comment.

Comment No. 23:                      Please explain supplementally why the Citi 3-Month Treasury Bill Index is an appropriate benchmark index of the Aberdeen Diversified Alternatives Fund. Please provide abbreviated disclosure with respect to this explanation in the Fund’s prospectus.

Response:                                                                The Registrant believes that the current benchmark is appropriate for the Fund.  In support of this, the Registrant notes that the Citi 3-Month Treasury Bill Index is the second most commonly used benchmark in its Morningstar category.  The Registrant notes that the current disclosure states that the Citi 3-Month Treasury Bill Index makes the most meaningful comparison index given the Fund’s investment objective.

Comment No. 24:                      Please explain supplementally why the Aberdeen Asia-Pacific Smaller Companies Fund considers companies that have market capitalizations of up to $5 billion to be “Smaller Companies.”

Response:                                                                The Registrant believes that it is appropriate and reasonable to define “Smaller Companies” as companies that have market capitalizations below $5 billion based on its analysis of the range of capitalizations of companies in the Asia-Pacific region.  Specifically, the Registrant notes that the unadjusted range of market capitalizations of companies in the MSCI All Country Asia Pacific ex Japan Small Cap Index, which is a “small-cap” index, was $49 million to $4,294 million as of December 31, 2012.  While the Registrant is not a “small-cap” fund and does not state that it invests primarily in “small-cap” companies, the Registrant believes that such market cap range supports its definition of “Smaller Companies.”

Comment No. 25:                      In the Principal Strategies section for the Aberdeen Core Fixed Income Fund, please add a reference to “junk bonds” or “below investment grade” to the end of the sentence that states “5% of the market value of the Fund may be invested in securities rated Ba1/BB+ to Ba3/BB- at the time of purchase.”

Response:                                                                The requested disclosure has been added.

Comment No. 26:                      With respect to the Aberdeen Emerging Markets Fund and Aberdeen Latin American Equity Fund, “Small- and Mid-Cap Securities Risk” is listed as a principal risk of the Fund. However, the Fund’s principal strategies section does not include a market capitalization policy. Please confirm whether the Funds may invest in small- and mid-cap securities. Please add disclosure to the Funds’ principal strategies, accordingly.

Response:                                                                The Registrant has added appropriate disclosure to the Fund’s Principal Strategies section.

Comment No. 27:                      Please update the 80% investment policy of the Aberdeen Emerging Markets Debt Local Currency Fund to reflect denominations in local currency to align with the Fund’s name, as required by Rule 35d-1 under the 1940 Act.

Response:                                                                The Registrant believes that Rule 35d-1 applies with respect to types of investments (e.g., debt securities), but not to the currency in which such investments are denominated.  Accordingly, the Registrant has not revised the Fund’s 80% investment policy. However, the Registrant has added disclosure to the Fund’s principal strategies stating that the Fund will focus on emerging market debt securities denominated in the local currencies.

Comment No. 28:                      Please add a principal risk that specifically relates to investments in Latin America to the Principal Risk section of the Aberdeen Latin American Equity Fund’s Summary in the Fund’s prospectus.

Response:                                                                The Registrant has added the requested risk disclosure.

Comment No. 29:                      Please confirm whether concentration risk is an appropriate principal risk of the Aberdeen Latin American Equity Fund. Please confirm whether the Fund is concentrated as opposed to non-diversified.

Response:                                                                The Fund is not concentrated and, therefore, concentration risk is not an appropriate risk factor.

Comment No. 30:                      Please confirm whether the “Europe — Recent Events” risk is an appropriate principal risk of the Aberdeen Latin American Equity Fund.

Response:                                                                Although the above-referenced risk factor is a risk for the Aberdeen Latin American Equity Fund, it is not an appropriate principal risk of the Fund. Therefore, the Registrant has moved the risk to the “Additional Information about Investments, Investment Techniques and Risks (except the Underlying Funds)” section of the Fund’s prospectus.

Comment No. 31:                      In the “Investing with Aberdeen Funds — Comparing Class A and Class C Shares” section of the Amendment No. 54 Prospectus, please add “up to 1.00%” to the second sentence in that section.

Response:                                                                The requested disclosure has been added.

SAI Comments

Comment No. 32:                      In the fundamental restriction relating to concentration, it states that certain industries are considered separate industries for purposes of the restriction.  Please explain supplementally why the Funds consider it appropriate to consider each of such industries as separate industries.

Response:                                                                We have discussed the above-referenced statement with the Staff previously, and it was agreed that the Funds would not consider commercial mortgage and residential mortgage to be separate industries.  We refer the Staff to our correspondence letter dated November 4, 2011.

Should you have any questions concerning the above, please call the undersigned at (215) 405-5770.

Very truly yours,

/s/ Lucia Sitar
Lucia Sitar

cc:	Elliot J. Gluck, Willkie Farr & Gallagher LLP
Rose F. DiMartino, Willkie Farr & Gallagher LLP